Exhibit 12

PHILLIPS 66 PARTNERS LP

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended
	June 30	Years Ended December 31
	2014	2013	2012	2011
Earnings Available for Fixed Charges
Income before income tax	$60.6	100.2	61.4	63.5
Fixed charges, excluding capitalized interest	1.8	0.3	—	—
	$62.4	100.5	61.4	63.5

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$1.8	0.3	—	—
	$1.8	0.3	—	—

Ratio of Earnings to Fixed Charges	34.7	335.0	N/A	N/A